October 4, 2024

Jeffrey Thiede
President and Chief Executive Officer
Everus Construction Group, Inc.
1730 Burnt Boat Drive
Bismarck, ND 58503

        Re: Everus Construction Group, Inc.
            Registration Statement on Form 10-12B
            Filed September 12, 2024
            File No. 001-42276
Dear Jeffrey Thiede:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12B filed September 12, 2024
Exhibit 99.1 Information Statement of Everus Construction Group, Inc. Description of Material Indebtedness, page 149

1. We note that you will enter into a five-year credit agreement whereby you will have the capacity to incur indebtedness of up to $525 million. Please disclose all material terms of the agreement and file the agreement as an exhibit when available. See
Item 601(b) of
       Regulation S-K.
Exhibits

2.     We note that the separation and distribution agreement filed as exhibit
2.1 and the
       transition services agreement filed as exhibit 10.1 refer to schedules and exhibits that are not included within the filed exhibits. Please file your complete agreements or comply with the requirements of Item 601(b)(2) of Regulation S-K if you are relying on that item to omit the schedules and exhibits to the agreements.
 October 4, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Isabel Rivera at 202-551-3518 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   John L. Robinson, Esq.